mike blankenship

Managing Partner

1.713.651.2678

MBlankenship@winston.com

October 4, 2023

SiSi Cheng

Kevin Woody

Thomas Jones

Jay Ingram

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	INNO HOLDINGS INC. Amendment No. 2 to Registration Statement on Form S-1 Filed September 14, 2023 File No. 333-273429

Ladies and Gentlemen:

On behalf of our client, INNO HOLDINGS INC. (the “Company”), we are writing to submit the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on September 29, 2023, with respect to the above referenced filing.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company on September 14, 2023.

Amendment No. 2 to Registration Statement on Form S-1 filed September 14, 2023

Prospectus Summary, page 4

1.	Your net loss for the nine months ended June 30, 2022 disclosed on page 4 does not appear consistent with the amount disclosed in the statement of operations on page F-4. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the net loss for the nine months ended June 30, 2022 disclosed on page 4 has been updated to be consistent with the amount disclosed in the statement of operations on page F-4.

Capitalization, page 39

2.	Please address the following items related to your capitalization disclosures:

•	Your pro forma column appears to represent adjustments made to arrive at the pro forma as adjusted amounts. If true, please revise the column headers as well as your description of these columns in the introductory paragraph;

October 4, 2023 Page 2

•	Tell us and disclose why deferred offering costs are included in your capitalization; and

•	Disclose in the footnote the impact on your capitalization if your underwriters exercise their over-allotment option in full.

Response: The Company acknowledges the Staff’s comment and that the Company has revised the column header on page 39 to reflect that no adjustments were made. The line of deferred offering costs has been removed. The Company has also added a footnote disclosing additional information regarding the overallotment option on page 39.

Dilution, page 40

3.	Please revise to calculate net tangible book value excluding any intangible assets such as deferred offering costs.

Response: The Company acknowledges the Staff’s comment and advises that the Company has revised the disclosure to exclude the $0.4 million in deferred offering costs from the dilution calculation.

Results of Operation

Bad debt expense, page 44

4.	Please provide additional information regarding the significant increase in bad debt expense during the nine month period ended June 30, 2023, including the contractual and customary payment terms of your accounts receivables. Consider providing an aging of your accounts receivable as of the latest balance sheet data in tabular form and showing the allowance for credit losses related to each age group of receivables.

Response: The Company acknowledges the Staff’s comment and advises that additional tabular disclosure has been provided on page 44.

Note 4 – Accounts Receivable, Net, page F-15

5.	The June 30, 2023 accounts receivable, net amount disclosed on page F-15 does not appear consistent with the amount presented in the balance sheet on page F-2. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the June 30, 2023 accounts receivable, net amount disclosed on page F-15 has been modified to be consistent with the financial line items presented in the balance sheet on page F-2.

Note 15 – Subsequent Events, page F-20

6.	You disclose that you effected a reverse stock split at a split ratio of 1-for-2 on July 24, 2023. Please tell us how your financial statements retroactively give effect to the reverse stock split for all periods presented. Refer to ASC 505-10-S99 and SAB Topic 4C.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the footnote on pages F-3, F-5, and F-18 (note 12) to the Company’s financial statements provide disclosures on the Company’s forward stock split and reverse stock split.

* * * * * * *

October 4, 2023 Page 3

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael Blankenship
Michael Blankenship

cc:	Dekui Liu, Chief Executive Officer, INNO HOLDINGS INC.